CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

May 18, 2022

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

RE:	Fuel Doctor Holdings, Inc. (the “Company”) Amendment No. 1 to Form 10-K Fiscal Year Ended December 31, 2022

Filed February 22, 2023
File No. 000-56253

Dear Division of Corporate Finance Staff:

On behalf of Fuel Doctor Holdings, Inc. (the "Company"), I am pleased to provide a response to the Staff’s May 3, 2023 comments on the above-referenced Form 10-K The numbered paragraphs and headings below correspond to those set forth in the May 3, 2023 Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment.

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your filing to include a conformed signature in the audit report for the years ended December 31, 2022 and December 31, 2021, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entirety of Item 8 and appropriate updated certifications that refer to the Form 10-K/A.

Response: The Company’s Form 10-K/A contains the entirety of Item 8 including a conformed signature in the audit report. Company also confirms that it has received a signed report from the auditor. In addition, the Form 10-K/A contains updated certifications.

Signatures, page 16

2. Please also have your principal financial officer sign the Form 10-K/A. Refer to General Instructions D(2)(a) of Form 10-K.

Response: The Company’s Form 10-K/A contains a signature of the principal financial officer.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR